

Mail Stop 3720

February 10, 2010

James N. Hauslein
Chairman and Chief Executive Officer
Atlas Acquisition Holding Corp.
c/o Hauslein & Company, Inc.
11450 SE Dixie Highway, Suite 106
Hobe Sound, FL 33455

> **Re: Atlas Acquisition Holdings Corp.**
> **Definitive Merger Proxy Statement on Schedule 14A**
> **Filed January 26, 2010**
> **File No. 001-33927**

Dear Mr. Hauslein:

We have the following additional comment on your merger proxy statement on Schedule 14A. Please respond to the comment before your special meetings. Please furnish a cover letter on EDGAR that keys your response to our comment and provides any requested information. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Koosharem Corporation Financial Statements

Note 1. Restatement, page F-57

1. We refer to your response to comment 74 from our letter dated January 7, 2010. We note that you increased your reserve for workers' compensation insurance during the years ended December 28, 2008 and December 30, 2007. Please tell us whether you reversed any portion of your workers' compensation reserve during the period ended October 4, 2009 and provide us with a rollforward of your workers' compensation reserve from December 28, 2008 through October 4, 2009. If you had any reversals during this period, please explain in detail the nature of the reversals and your basis for recording a change in the reserve. Discuss in your

response how the reversal impacted your income statement for the period ended October 4, 2009 and whether it impacted the purchase price or the valuation of Select Staffing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835, if you have questions regarding the comment on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Brian Blaney, Esq. (via facsimile)